United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

Press Release

Signature Page

US GAAP
BM&F BOVESPA: VALE3, VALE5
NYSE: VALE, VALE.P
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP
www.vale.com
rio@vale.com
Departament of
Investor Relations
Roberto Castello Branco
Viktor Moszkowicz
Carla Albano Miller
Andrea Gutman
Marcio Loures Penna
Fernando Frey
Samantha Pons
Thomaz Freire
Tel: (5521) 3814-4540
AN OUTSTANDING PERFORMANCE
Performance of Vale in 3Q10
Rio de Janeiro, October 27, 2010 — Vale S.A. (Vale) reports a stellar performance in the third quarter of 2010 (3Q10). It is Vale’s best ever financial result, marked by records in gross revenue, operational income and margin, net earnings and cash generation. This performance stems from discipline in capital allocation, quality of our assets and efforts to maximize operational efficiency amid a scenario of strong demand for minerals and metals.
Alongside the all-time high quarterly figures for revenues, margins, earnings and cash flow, Vale invested US$14.0 billion in the first nine months of 2010 (9M10), and is returning US$5.0 billion to shareholders while deleveraging the balance sheet, which highlights the quality of the results being reported. We continue to pursue sustainable shareholder value creation, implementing the growth strategy with discipline in capital allocation, consistent with a long-term vision of the mining business.
The main highlights of Vale’s performance in 3Q10 were:
•	Record operating revenue of US$14.5 billion in 3Q10, 19.6% above the previous record of US$12.1 billion in 3Q08 and 46.0% more than the US$9.9 billion in 2Q10.
•	Record operating income, as measured by adjusted EBIT(a) (earnings before interest and taxes), of US$7.8 billion in 3Q10, 69.2% above the US$4.6 billion in 2Q10.
•	Record operational margin, as measured by adjusted EBIT margin, increased to 55.6% in 3Q10 from 47.9% in 2Q10.
•
Record cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization): US$8.8 billion in 3Q10, US$2.4 billion above the previous record in 3Q08 and US$3.2 billion above 2Q10.

•	Record net earnings of US$6.0 billion, equal to US$1.13 per share on a fully diluted basis, 63.0% above the US$3.7 billion in 2Q10.
•	Investments — excluding acquisitions — reached US$3.1 billion, with US$2.2 billion spent on organic growth.
•
Dividend of US$1.75 billion, including the second tranche of the minimum dividend of US$1.25 billion and additional dividend of US$500 million, to be paid on October 29, 2010. Total dividend distribution of US$3.0 billion in 2010 will be the highest in a single year.

3Q10

US GAAP
•	Return of capital to shareholders of US$5.0 billion in 2010, another record figure, which includes US$2.0 billion returned through the execution of the share buyback program.
•	Total debt/LTM EBITDA ratio of 1.3x, at the end of 3Q10, against 1.8x in 2Q10 and 2.2x in 3Q09.

Table 1 — SELECTED FINANCIAL INDICATORS

US$ million	3Q09	2Q10	3Q10%		%
	(A)	(B)	(C)	(C/A)	(C/B)
Operating revenues	6,893	9,930	14,496	110.3	46.0
Adjusted EBIT	2,293	4,630	7,836	241.7	69.2
Adjusted EBIT margin (%)	34.2	47.9	55.6	—	—
Adjusted EBITDA	3,014	5,577	8,815	192.5	58.1
Net earnings	1,677	3,705	6,038	260.0	63.0
Earnings per share fully diluted basis(US$ / share)	0.31	0.70	1.13	—	—
Total debt/ adjusted LTM EBITDA (x)	2.18	1.76	1.30	—	—
Capex (excluding acquisitions)	2,170	2,375	3,081	42.0	29.7
Capex (including acquisitions)	3,676	7,709	4,119	12.1	(46.6)

US$ million	9M09	9M10%
	(A)	(B)	(B/A)
Operating revenues	17,398	31,274	79.8
Adjusted EBIT	4,954	14,528	193.3
Adjusted EBIT margin (%)	29.2	47.8
Adjusted EBITDA	7,020	17,247	145.7
Net earnings	3,830	11,347	196.3
Capex (excluding acquisitions)	5,964	7,614	27.7
Capex (including acquisitions)	8,914	13,986	56.9
Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Alunorte, Albrás, Compañia Minera Misky Mayo S.A.C., Ferrovia Centro-Atlântica (FCA), Ferrovia Norte Sul S.A, PT International Nickel Indonesia Tbk, Vale Australia Pty Ltd., Vale Canada Limited (formely Vale Inco Limited), Vale Colômbia Ltd., Mineração Corumbaense Reunida S.A., Vale Fertilizantes S.A., Vale Fosfatados S.A., Vale International, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway S.A. and Vale Nouvelle Caledonie SAS.
3Q10

US GAAP	3Q10
INDEX

AN OUTSTANDING PERFORMANCE	1
Table 1 — SELECTED FINANCIAL INDICATORS	2
BUSINESS OUTLOOK	4
REVENUES	8
Table 2 — OPERATING REVENUE BREAKDOWN	8
Table 3 — OPERATING REVENUE BY DESTINATION	9
COSTS	9
Table 4 — COGS BREAKDOWN	12
OPERATING INCOME	12
NET EARNINGS	13
CASH GENERATION	13
Table 5 — QUARTERLY ADJUSTED EBITDA	14
Table 6 — ADJUSTED EBITDA BY BUSINESS AREA	14
INVESTMENTS	14
Table 7 — TOTAL INVESTMENT BY CATEGORY	16
Table 8 — TOTAL INVESTMENT BY BUSINESS AREA	16
DEBT INDICATORS	16
Table 9 — DEBT INDICATORS	17
PERFORMANCE OF THE BUSINESS SEGMENTS	17
Table 10 — FERROUS MINERALS BUSINESS PERFORMANCE	18
Table 11 — COAL BUSINESS PERFORMANCE	19
Table 12 — BULK MATERIALS: SELECTED FINANCIAL INDICATORS	20
Table 13 — BASE METALS BUSINESS PERFORMANCE	21
Table 14 — FERTILIZER NUTRIENTS BUSINESS PERFORMANCE	22
Table 15 — LOGISTICS BUSINESS PERFORMANCE	23
FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES	24
CONFERENCE CALL AND WEBCAST	24
BOX — IFRS RECONCILIATION WITH USGAAP	25
ANNEX 1 — FINANCIAL STATEMENTS	26
Table 16 — INCOME STATEMENTS	26
Table 17 — FINANCIAL RESULT	26
Table 18 — EQUITY INCOME BY BUSINESS SEGMENT	26
Table 19 — BALANCE SHEET	27
Table 20 — CASH FLOW	28
ANNEX 2 — VOLUMES SOLD, PRICES AND MARGINS	29
Table 21 — VOLUMES SOLD BY PRODUCT	29
Table 22 — AVERAGE SALE PRICE	29
Table 23 — OPERATING MARGINS BY SEGMENT (EBIT ADJUSTED MARGIN)	30
ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION	31

US GAAP	3Q10
• BUSINESS OUTLOOK
Since the end of the Great Recession around the middle of 2009, the global economy has staged a vigorous recovery, giving rise to a very strong demand for minerals and metals. According to IMF estimates the world economy expanded at an annual rate of 5.25% during the first half of 2010, an above-trend pace.
In spite of the short-term risks to growth sustainability, we strongly believe that the global economic recovery will proceed being driven by rapid growing emerging economies, thus leading to a large expansion in the consumption of minerals, metals and fertilizers.
The history of the dynamics of business cycles tells us that in a large part after the first year of a recovery from a recession, growth acceleration weakens and tends to be followed by a phase characterized by a more moderate pace of growth, when economic activity starts to converge to a sustainable path of expansion. However, the transition towards the long-term rate of growth is rarely a linear process, tending to fuel higher risk perceptions which raise concerns about the sustainability of the recovery.
By the middle of this year indications of slowing came out, as the global manufacturing boom, the main driver of the first year of recovery waned and leading indicators begin to signal that deceleration will continue to intensify into year-end.
Simultaneously to the continuity of a robust pace of industrial production growth in 2Q10, the increase in final goods expenditure lost steam, with both retail sales and shipments of capital goods moderating. The outright consequence of the divergence between the rates of expansion of manufacturing production and final sales was the curtailment of the rate of inventory accumulation. Therefore, with inventory building ceasing to be a source of support to industrial production its growth slowed significantly over the last few months.
The sovereign debt stress in peripheral European economies, the fall in consumer confidence in the US and the policy-induced downshift in China — the main forces behind the midyear slowdown in global economic activity — put at risk the dynamics of the cycle. Due to the potential to induce a retrenchment in business spending and to generate a negative feedback loop to financial conditions - to the extent that slower growth leads to higher risks to financial institutions — those events heightened worries about the sustainability of the recovery.
However, there are solid reasons to expect a material improvement of the global growth outlook for the first half of 2011.
The main central banks of developed economies did not change the stance of monetary policy easing and in emerging economies monetary policymakers followed a more cautious stance with respect to interest rate hikes. A global accommodative monetary policy continues to support the recovery preventing deterioration in financial conditions. The various Senior Loan Officers surveys show that the trend of greater willingness to lend by banks remain in place, credit growth is rising in emerging economies, financial asset price volatility dropped substantially from the highs of May 2010 and the risks posed to global financial stability by the European debt problems did not materialize.
While peripheral economies in Europe are under recessionary pressures, the spillover to the EU core countries has been very limited as suggested by the strong performance of the German economy.
Sluggish US growth in 2Q10 was mostly caused by a surge in imports, which is not expected to persist and to outstrip gains in domestic demand on a systematic way1. Looking forward we expect households in the US to pursue only modest further increases in saving, allowing consumption expenditures to have a positive effect on growth.
Although private consumption expenditures in emerging economies are still smaller than in advanced nations, they have been the driver of global consumption growth over the last few years, being the source of more than two thirds of the world increase, and we expect this to continue in the foreseeable future.

[1]	In the US marginal propensity to spend on imports is well below unity. In 2Q10 net exports of goods and services contributed to reduce US real GDP by 3.5%.

US GAAP	3Q10
In this regard, recent dataflow is contributing to restore confidence. The growth of retail sales is picking up, led by sharp increases in emerging economies and the US. With orders of capital goods also performing well, there are indications that final sales are resuming higher rates of expansion.
Non-financial companies have been reporting strong profitability and cash flows anchored on healthy balance sheets, standing in a position which gives them the affordability to hire and to augment capital expenditures. Thus, we expect final sales to expand at a steady pace, laying the ground for reacceleration in global industrial output growth.
The latest figures show that Chinese economic activity remains robust, suggesting that China’s GDP growth bottomed in 2Q10. Growth momentum in the Chinese economy improved in 3Q10, with real GDP expanding, according to our estimates, on a seasonally adjusted quarterly basis at an annualized rate of 8.5% — 9.6% year-on-year according to official statistics — against 8.0% in the previous quarter.
There has been a steady rebound in domestic demand more than offsetting the softness in external demand, suggesting that the peak of the inventory mini-cycle is past. We expect Chinese growth to accelerate in the next quarters, driven by a solid expansion of domestic demand. Among other factors underlying this movement, we foresee the efforts of the central government in order to address the concerns with the rising property prices to meet the goal of building 5.8 million units economic housing, which will add strength to the demand for steel and iron ore.
The recent announced hike of 25 basis points in one-year lending and deposit interest rates — the first rise in policy rates since December 2007 — reflects the challenges faced by the People’s Bank of China in sterilizing a massive volume of international reserves, which have increased U$200 billion over the last three months2. This challenge is even bigger in light of the negative real interest rates prevailing in China’s financial market. On the other hand, this movement underscores confidence of Chinese policymakers on the strength of the performance of the real economy.
Since 1991 recoveries from recessions in the US have been characterized by a far slower recovery of jobs lost in the downturn than in the past — for instance it took 36 months to regain the jobs lost in the mild recession of 2001 against an average of 8.3 months in the recoveries from recessions until the eighties. This phenomenon, jointly with the fear of deflation, underpinned the US expansionary monetary policy during 2001-2004.
Facing an unemployment rate nearing 10%, the Federal Reserve continues to execute an easy monetary policy, with ultralow interest rates for a long period and the prospects for further large-scale asset purchases, the so-called quantitative easing phase 2 or QE2. The expectations of the implementation of QE2 have been factored into financial asset and commodity prices. At the same time, QE2 has been one of main sources of tensions in the currencies markets.
Not only due to monetary policy easing in developed economies but also as a consequence of structural factors — stronger productivity growth — emerging economies are facing large and rapid capital inflows. Their policymakers are reacting making efforts to avoid exchange rate appreciation while trying to retain monetary independence to keep their domestic economies from overheating, in a battle with the classic macroeconomic trilemma3.
The current situation and the real depreciation of the US dollar cause multiple effects — positive and negative — on the financial performance of our company.
On the one hand, they contribute to increase our operating and capex costs given that the majority of them are denominated in non-US dollar currencies, the Brazilian real, the Canadian dollar, the Indonesian rupiah, the Australian dollar and other4. On the other hand, the weaker US dollar and lower real interest rates contribute to reduce our cost of capital, a very important price in a highly capital-intensive industry such as mining, and to increase demand and prices of minerals, metals and fertilizers.

[2]	As of September 30, 2010, the stock of China’s international reserves reached US$2.65 trillion.

[3]
The trilemma is due to the fact that policymakers are faced with the choice to achieve three simultaneous inconsistent policy goals: an independent monetary policy, free capital movement and a fixed exchange rate. Only two of these three goals are mutually consistent and the third has to be sacrificed.

[4]
It is worthwhile to notice that the appreciation of the Brazilian real against the US dollar is not a new phenomenon. The Brazilian currency has been appreciating in real terms against the US dollar since the last quarter of 2002, with only a brief pause between the end of 2008 and first half of 2009.

US GAAP	3Q10
While the negative effect is visible and easy to quantify, the positive impact, though important, is not so visible and is more difficult to estimate.
Reflecting the inventory mini-cycle, global carbon steel output has been decreasing since its peak in April this year, when it reached 1,452 Mt on a seasonally adjusted annualized basis, against 1,300 Mt in September. However, the demand for iron ore remained strong as evidenced by the strength in our shipments and the resilience of spot prices, which hovered around US$140 per metric ton during from July to September and more recently surpassed US$150.
Simultaneously, the premium for additional Fe content remained high, oscillating between US$5.50 and US$6.00, making the premium for quality to be higher than the premium for geographical proximity. For example, the premium for Carajás sinter feed with 66% iron content has been around US$20-24 per metric ton5, while the spread of freight prices in the spot market between Brazil-China freight and Australia-China has averaged US$15 per metric ton since July.
As a matter of fact, the adoption of state-of-the art technology in steelmaking has been entailing an increasing demand for high quality raw materials, evidencing a scenario where quality of iron ore and not quantity is becoming the most important factor for global competitiveness. This point is being highlighted by the Chinese concerns to reduce the energy intensiveness of their economy and to curtail carbon emissions.
In addition some other properties, the superior value-in-use of Vale’s iron ores is due to its ability to minimize fuel consumption and consequently lower carbon emissions. If Chinese authorities pursue these goals on a systematic way more and more the use of low-quality iron ore will be replaced by high-quality ores, thus enhancing the competitiveness of our sales.
In order to meet the increasing demand for quality, Vale has the best iron ore platforms in the world, Carajás and Simandou, with low-cost, very large, long-lived and high-quality reserves which will feed most of our future capacity additions.
We expect the iron ore market to remain tight in the near future due to the lack to supply growth, on a meaningful basis, of high-quality iron ore and the demand expansion from China.
The Chinese economy has a very high level of steel consumption intensity, as measured by consumption per unit of GDP, implying that economic growth tends naturally to require a significant amount of steel, even if intensity decreases in the short-term6. Unless there is a sudden stop in economic growth, the likelihood of China’s steel consumption per capita to peak in the near future is very small as it should require total consumption of steel to expand at a maximum rate of 0.5% per annum. This is very unlikely in a fast growing economy that has plans and needs to make substantial investments in housing and infrastructure to deal with urbanization and regional development.
India, another high-growth economy, with lower steel intensity than China7, is a potential important contributor to medium-term tightness of the iron market. It is much less urbanized than China — its urbanization rate is 30% against China’s 47% — its industry is still small in relative terms, only 21% of the GDP, and its government has plans to duplicate infrastructure investment to US$1 trillion in the next five-year plan.
Nickel prices have been trending upward since June, rising about US$6,000 per ton from the trough to recent levels, and we strongly believe that the resumption of full capacity production by our Canadian operations is already factored into prices.
In addition to the direct impact of its specific market fundamentals, metal prices are influenced in the short-term by expectations and tend to comove with prices of other commodities, given the effect of a common factor. Although co-movement is stronger among prices of base metals — for instance nickel and copper prices are highly correlated — there is also a positive correlation with bulk materials, minor metals, energy and food prices.
Global stainless steel output reached 7.3 Mt in 3Q10, on a seasonally adjusted basis, only slightly lower than the peak levels of the first half of the year, and the austenitic ratio is stabilized at 73%. Production is increasing in October in North America, Europe and Asia and there are positive perspectives for the next few months.

[5]	US$18-22 per metric ton on a wet basis.

[6]	Currently China consumes 100 kilos of steel per US$1,000 of real GDP against 42.4 kilos for the US at its peak level in the 1917 and 57.4 kilos for Japan in 1970.

[7]	42.5 kilos per US$1,000 of real GDP in 2008.

US GAAP	3Q10
Nickel consumption from non-stainless steel applications is performing well and with good prospects into the first half of 2011, given solid order books and the lengthening of lead times. Demand is particularly strong in North America, coming from almost all sources, alloy steels, plating, high nickel alloys and foundry.
In order to pursue the goals of lower energy intensiveness and carbon emissions, some NPI/FeNi operations have been shutdown in China. Similarly to the case of iron ore, this movement has the potential to benefit our sales of utility nickel.
Although more volatile than carbon steel, global stainless consumption has been increasing at approximately the same rate, 5.2% per annum from 1998 to 2008. Given that stainless steel demand is consumer driven mainly and consumption in emerging economies is expected to remain on a fast growth path, the long-term fundamentals for nickel demand remain strong. Vale is commissioning two large projects, VNC and Onça Puma, which will supply nickel to stainless steel, allowing a more balanced distribution of our sales between the two major sources of demand, stainless and non-stainless steel applications.

US GAAP	3Q10
• REVENUES
In 3Q10, our gross operating revenues hit a new record: US$14.496 billion. This was 19.6% above the previous record of US$12.122 billion in 3Q08 and 46.0% up on the US$9.930 billion of 2Q10.
In the first nine months of the year, gross operating revenues were US$31.274 billion against US$31.067 billion in the same period in 2008, which was a record year.
Rising prices contributed with US$3.127 billion — 68.5% — to the revenue increase of US$4.566 billion over 2Q10, while the increase in sales volume added US$1.439 billion. Higher sales revenues of iron ore and pellets added to total revenues US$3.289 billion and US$466 million, respectively.
Sales of bulk materials — comprised of iron ore, pellets, manganese ore, ferroalloy, metallurgical and thermal coal — represented 77.7% of this quarter’s operating revenues, in line with 75.6% in 2Q10. The share of base metals in total revenues continued to decrease, contributing with 13.2% in 3Q10, as opposed to 17.5% in 2Q10. Revenues from the sales of fertilizers, which for the first time account for the full three-month results of assets acquired in 2010, represented 5.5% of total operating revenues, logistics services 2.8% and other products 0.8%.
The share of sales to Asia rose to 56.4% of total revenues in 3Q10 from 48.2% in 2Q10, returning to the same level as 3Q09, and the region remained the main destination of our shipments. The Americas were responsible for 23.1% of total revenues, in line with 23.3% in 2Q10. Sales to Europe represented 17.2% of total revenues in 3Q10, falling from the 24.0% of 2Q10, and the rest of the world 3.3%.
On a country basis, China remained the leading market, responsible for 35.6% of our revenues, Brazil 18.2%, Japan 11.5%, Germany 6.1%, South Korea 4.5%, and Taiwan 2.1%.
Table 2 — OPERATING REVENUE BREAKDOWN

US$ million	3Q09%		2Q10%		3Q10%
Bulk materials	4,508	65.4	7,506	75.6	11,257	77.7
Ferrous minerals	4,370	63.4	7,321	73.7	11,040	76.2
Iron ore	3,821	55.4	5,435	54.7	8,724	60.2
Pellets	412	6.0	1,610	16.2	2,076	14.3
Manganese ore	23	0.3	89	0.9	67	0.5
Ferroalloys	93	1.3	160	1.6	160	1.1
Pellet plant operation services	5	0.1	8	0.1	7	0.1
Others	16	0.2	19	0.2	6	—
Coal	138	2.0	185	1.9	217	1.5
Energy coal	56	0.8	72	0.7	113	0.8
Metallurgical coal	82	1.2	113	1.1	104	0.7
Base metals	1,830	26.5	1,736	17.5	1,919	13.2
Nickel	963	14.0	820	8.3	891	6.1
Copper	295	4.3	233	2.3	395	2.7
PGMs	28	0.4	14	0.1	10	0.1
Precious metals	4	0.1	9	0.1	10	0.1
Cobalt	10	0.1	5	0.1	4	—
Aluminum	207	3.0	245	2.5	215	1.5
Alumina	322	4.7	404	4.1	387	2.7
Bauxite	1	—	6	0.1	7	—
Fertilizer nutrients	118	1.7	210	2.1	801	5.5
Potash	118	1.7	55	0.6	87	0.6
Phosphates	—	—	107	1.1	573	4.0
Nitrogen	—	—	35	0.4	131	0.9
Others	—	—	13	0.1	10	0.1
Logistics services	318	4.6	407	4.1	407	2.8
Railroads	239	3.5	301	3.0	308	2.1
Ports	79	1.1	106	1.1	99	0.7
Others	119	1.7	71	0.7	112	0.8
Total	6,893	100.0	9,930	100.0	14,496	100.0

US GAAP	3Q10
Table 3 — OPERATING REVENUE BY DESTINATION

US$ million	3Q09%		2Q10%		3Q10%
North America	451	6.5	358	3.6	506	3.5
USA	253	3.7	163	1.6	197	1.4
Canada	193	2.8	183	1.8	275	1.9
Others	5	0.1	11	0.1	34	0.2
South America	1,215	17.6	1,950	19.6	2,845	19.6
Brazil	1,068	15.5	1,756	17.7	2,639	18.2
Others	147	2.1	194	2.0	206	1.4
Asia	3,885	56.4	4,783	48.2	8,179	56.4
China	2,574	37.3	2,795	28.1	5,157	35.6
Japan	674	9.8	1,072	10.8	1,674	11.5
South Korea	261	3.8	316	3.2	650	4.5
Taiwan	191	2.8	269	2.7	303	2.1
Others	185	2.7	331	3.3	395	2.7
Europe	1,222	17.7	2,381	24.0	2,492	17.2
Germany	292	4.2	745	7.5	885	6.1
Belgium	74	1.1	67	0.7	131	0.9
France	129	1.9	93	0.9	188	1.3
UK	84	1.2	358	3.6	242	1.7
Italy	68	1.0	298	3.0	285	2.0
Others	575	8.3	821	8.3	761	5.3
Rest of the World	120	1.7	458	4.6	474	3.3
Total	6,893	100.0	9,930	100.0	14,496	100.0
• COSTS
In the expansionary phase of the business cycle strong demand for our products leads to increasing sales volumes and prices but also gives rise to cost pressures from several sources. In this environment, the key variable to be monitored is the net effect of sales and prices on profitability and cash flows, which involves the continuous assessment of marginal revenues versus marginal costs.
Alongside higher costs due to increases in production and sales, there are several cost items which are directly impacted by the cycle, as they suffer variations in tandem with the price behavior of our products. In this group of pro-cyclical cost items, we can list, for example, the purchases of inputs and products from third parties, mining royalties and taxes in general, demurrage charges and costs with leasing of pellet plants. In addition, we experienced cost increases associated to the resumption of nickel production in Canada and the incorporation of newly acquired fertilizer assets, movements that contribute to generate additional profitability. Lastly, the weakening of the US dollar leads to cost increases, but on the flipside it also generates financial benefits.

US GAAP	3Q10
Last but not least, as long as the cycle matures and the industry expands production and investment cost pressures will emerge from labor, capital equipment, spare parts, and inputs.
Cost of goods sold (COGS) reached US$5.113 billion in 3Q10, increasing US$991 million from the previous quarter. Purchases of products from third parties rose by US$71 million, mining royalties by US$74 million, demurrage charges by US$27 million, expenditures with the leasing of pellet plants by US$159 million, the incorporation of fertilizer assets to our operations added US$440 million, higher sales US$203 million and the depreciation of the US dollar8 US$69 million.
Expenses with energy consumption accounted for 16.9% of COGS, being once again its largest component. These costs reached US$864 million, increasing by US$115 million compared to 2Q10.
Fuel and gases costs reached US$544 million, being 17.0% above the 2Q10 figure of US$465 million. Of the US$79 million increase, US$70 million was due to higher prices and consumption. The cost of electricity consumption in 3Q10 was US$321 million, rising 13.0% quarter-over-quarter, mainly due to higher electricity prices (US$25 million).
The cost of materials — 14.3% of COGS — was US$732 million with an increase of 8.4% against 2Q10. Excluding effects of higher sales volumes (US$61 million) and currency price changes (US$14 million), costs of materials fell by US$18 million from last quarter.
Expenses with outsourced services totaled US$722 million — 14.1% of COGS — against US$637 million in 2Q10. Out of US$85 million increase in costs with these services US$35 million was due to growth in sales volumes and US$38 million to the higher prices of services. Part of these expenses was related to railroad freight, which reached US$159 million, and involve primarily the cost of transportation of the Southern System iron ore output from the mines to our maritime terminals of Itaguaí and Guaíba Island, in the state of Rio de Janeiro, Brazil.
Personnel expenses reached US$516 million, representing 10.1% of COGS, against US$449 million in 2Q10. The increase reflected higher sales volume and the return of our Canadian operations. Given the expansion of our activities, with 18 major projects coming on stream in 2010-2012 and the development of several other projects, our headcount will expand, leading to increases in personnel costs.
The cost of purchasing products from third parties amounted to US$399 million — 7.8% of COGS — against US$337 million in 2Q10.
The purchase of iron ore and pellets was US$257 million, against US$186 million in the previous quarter, mainly due to increased prices. The volume of iron ore bought from smaller miners came to 2.3 million of metric tons (Mt) in 3Q10 compared with 1.8 Mt in 2Q10. The acquisition of pellets from our joint ventures amounted to 875,000 metric tons in this quarter — against 920,000 metric tons in 2Q10.
The expenditures with the purchase of nickel products dropped to US$63 million from US$69 million in 2Q10. There was a substantial increase in the purchase of intermediate products, more than offset by a reduction in the acquisition of finished nickel. Both movements are related to the return to normalcy of our Canadian operations in this quarter. Mining as well as smelting and refining operations at Sudbury, the precious metals plant of Port Colborne, and Voisey’s Bay mining and processing operations were ramped up.
Costs with shared services reached US$69 million, in line with the 2Q10 level of US$66 million.
The costs of depreciation and amortization — 12.0% of COGS — reached US$613 million, slightly lower than US$635 million in 2Q10.

[8]	COGS currency exposure in 3Q10 was made up as follows: 74% in Brazilian reais, 13% in US dollars, 7% in Canadian dollars, 1% in Indonesian rupiah and 5% in other currencies.

US GAAP	3Q10
Other operational costs reached US$1.198 billion, compared to US$574 million in 2Q10. The major reason for the increase of US$624 million against 2Q10 was the allocation of the total operational costs of Vale Fertilizantes S.A. (Vale Fertilizantes) — previously named Fertilizantes Fosfatados S.A. Fosfertil — and Vale Fosfatados9 — US$440 million — that until this quarter were accounted in other operational costs; going forward the fertilizer operational costs will be distributed through COGS. As mentioned previously, there were also increases in the cost of leasing pellet plants (US$159 million) due to the impact of higher pellet prices in the variable component of the leasing agreements, mining royalties, US$74 million, and the rise in demurrage charges, US$27 million.
The inventory adjustments of fertilizer assets are related to the preliminary purchase price allocation based on the fair values of all the incorporated firm’s assets according to FAS 141 and 142. Such allocation resulted in a fair value adjustment of inventories of US$64 million for Vale Fertilizantes and US$33 million for Vale Fosfatados, totaling an impact of US$97 million on the assets’ value in our balance sheet. These adjustments produced a non-cash charge against 3Q10 costs of US$73 million, US$45 million for Vale Fertilizantes and US$28 million for Vale Fosfatados. After affecting costs in 2Q10 and 3Q10, no further impacts from these adjustments are expected in the future.
In 3Q10, demurrage costs — fines paid for delays in loading ships at our maritime terminals — totaled US$86 million, equivalent to US$1.26 per metric ton of iron ore shipped, against US$59 million in the previous quarter.
Sales, general and administrative expenses (SG&A) totaled US$418 million in 3Q10, US$75 million above 2Q10. The higher SG&A expenses are mainly explained by the increase in expenditures with consulting services (US$27 million) followed by higher advertising and publicity expenses (US$18 million) and higher personnel expenses (US$17 million).
Research and development (R&D), which reflects our investment in creating long-term growth opportunities, amounted to US$216 million in the quarter, US$27 million higher than 2Q1010.
Other operating expenses reached US$519 million, against US$374 million in 2Q10, mostly due to increased operating levels and non-cash provisions. In this quarter, Vale made a contribution of US$33 million to the Vale Foundation endowment. Expenses related to idle capacity and stoppage of operations decreased further to US$113 million, from US$149 million in the previous quarter. Since we resumed operations, those expenses have been coming down since they peaked in 3Q09 at US$262 million.

[9]	The fertilizer assets acquired from Bunge were incorporated under Vale Fosfatados.

[10]
This is an accounting figure. In the Investment section of this press release we disclose the amount of US$346 million for research & development, computed in accordance with the financial disbursement in 3Q10.

US GAAP	3Q10
Table 4 — COGS BREAKDOWN

US$ million	3Q09%		2Q10%		3Q10%
Outsourced services	591	16.5	637	15.5	722	14.1
Cargo freight	195	5.4	213	5.2	215	4.2
Maintenance of equipments and facilities	125	3.5	149	3.6	196	3.8
Operational Services	143	4.0	151	3.7	179	3.5
Others	128	3.6	124	3.0	132	2.6
Material	769	21.4	675	16.4	732	14.3
Spare parts and maintenance equipment	282	7.9	301	7.3	342	6.7
Inputs	285	7.9	232	5.6	238	4.6
Tires and conveyor belts	46	1.3	42	1.0	37	0.7
Others	155	4.3	100	2.4	116	2.3
Energy	596	16.6	749	18.2	864	16.9
Fuel and gases	371	10.3	465	11.3	544	10.6
Electric energy	225	6.3	284	6.9	321	6.3
Acquisition of products	152	4.2	337	8.2	399	7.8
Iron ore and pellets	32	0.9	186	4.5	257	5.0
Aluminum products	77	2.1	72	1.7	68	1.3
Nickel products	31	0.9	69	1.7	63	1.2
Other products	12	0.3	10	0.2	11	0.2
Personnel	497	13.8	449	10.9	516	10.1
Depreciation and exhaustion	598	16.7	635	15.4	613	12.0
Shared services	68	1.9	66	1.6	69	1.4
Others	320	8.9	574	13.9	1,198	23.4
Total	3,591	100.0	4,122	100.0	5,113	100.0
• OPERATING INCOME
In 3Q10, operating income, as measured by adjusted EBIT, reached US$7.836 billion, being the highest quarterly operating income recorded by Vale and even higher than the US$6.692 billion obtained in the first half of 2010. It showed an increase of 41.6% against the previous record of US$5.535 billion in 3Q08 and 69.2% compared to US$4.630 billion in 2Q10.
Year-to-date operating income reached US$14.528 billion, 193.3% higher than US$4.954 billion in the same period of 2009.
The main sources for the quarterly increase of US$3.206 billion in the adjusted EBIT were the rise in prices of bulk materials (US$2.994 billion) and in sales volumes (US$1.553 billion). These effects were only partially offset by the higher COGS (US$991 million) and expenses (US$247 million).
The adjusted EBIT margin climbed to 55.6% in 3Q10, an all-time high figure, against 47.9% in the previous quarter. The outstanding operating margin was mainly driven by the profitability of bulk materials which had a 68.8% adjusted EBIT margin in 3Q10.

US GAAP	3Q10
• NET EARNINGS
Net earnings reached US$6.038 billion in 3Q10, equal to US$1.13 per share on a fully diluted basis. This was the highest quarterly net earnings in Vale’s history, 20.5% higher than the previous record in 2Q08 of US$5.009 billion.
In the first nine months of 2010, net earnings totaled US$11.347 billion, 196.3% higher than the US$3.830 billion in the same period of 2009.
Financial revenues were US$56 million, against US$69 million in 2Q10. Financial expenses increased to US$741 million from US$514 million in the previous quarter mainly explained by the mark-to-market of shareholders’ debentures, which had implied a non-cash charge of US$150 million.
In 3Q10, the net effect of the mark-to-market of the transactions with derivatives had a positive impact on earnings of US$500 million in 3Q10, against a negative charge of US$112 million in 2Q10. These transactions produced a net positive cash flow impact of US$97 million.
The net result of the currency and interest rate swaps, structured mainly to convert the BRL-denominated debt into US dollar to protect our cash flow from exchange rate volatility, produced a positive non-cash effect of US$571 million in 3Q10 and a positive cash flow impact of US$110 million.
Our positions with nickel derivatives produced a negative non-cash charge of US$40 million in 3Q10 against net earnings and a negative impact of US$8 million to our cash flow.
The derivative transactions related to bunker oil and freight costs, structured to minimize the volatility of the cost of maritime freight from Brazil to Asia, had a positive non-cash effect of US$13 million, but generated a negative impact of US$2 million in our cash flow.
As a consequence of the appreciation of Vale’s functional currency, the Brazilian real, against the US dollar11, foreign exchange and monetary variations caused a positive impact on our net earnings of US$257 million, against US$66 million in 2Q10.
Equity income increased to US$305 million from US$283 million in 2Q10. The non-consolidated affiliates in the bulk materials business were the major contributors with US$273 million, followed by logistics with US$26 million, and base metals with US$18 million. Investments in steel companies caused a negative effect on earnings through equity income of US$12 million.
Individually, the greatest contributors to equity income were Samarco (US$247 million), Nibrasco (US$30 million) and MRS (US$26 million).
• CASH GENERATION
The performance of Vale in 3Q10 sets an all-time high cash generation, as measured by adjusted EBITDA, of US$8.815 billion. This is 58.1% higher than the 2Q10 figure and 38.3% above the previous record of US$6.374 billion of 3Q08. The US$3.238 billion increase from the previous quarter was chiefly due to better performance of operating income, which added US$3.206 billion to the adjusted EBITDA.
Dividends received from non-consolidated affiliates increased by US$84 million, reaching US$283 million and coming mainly from Samarco (US$225 million) and Longyu (US$44 million).
In 9M10, adjusted EBITDA totaled US$17.247 billion, and in the last twelve-month period ended September 30, 2010, adjusted EBITDA reached US$19.392 billion.
The bulk materials business increased its share in cash generation to 94.6% from 90.3% in 2Q10, due to higher prices of iron ore and pellets and sales volumes. The base metals business share of the adjusted EBITDA was 5.9% followed by logistics services with 1.3% and fertilizers with 0.6%. Other businesses and expenditures with R&D reduced adjusted EBITDA by 2.4%.

[11]	From the beginning to the end of the 3Q10 period, the Brazilian real appreciated 6.0% against the US dollar.

US GAAP	3Q10
Table 5 — QUARTERLY ADJUSTED EBITDA

US$ million	3Q09	2Q10	3Q10
Net operating revenues	6,706	9,658	14,102
COGS	(3,591)	(4,122)	(5,113)
SG&A	(289)	(343)	(418)
Research and development	(231)	(189)	(216)
Other operational expenses	(302)	(374)	(519)
Adjusted EBIT	2,293	4,630	7,836
Depreciation, amortization & exhaustion	721	748	696
Dividends received	—	199	283
Adjusted EBITDA	3,014	5,577	8,815
Table 6 — ADJUSTED EBITDA BY BUSINESS AREA

US$ million	3Q09	2Q10	3Q10
Bulk materials	2,614	5,038	8,336
Ferrous minerals	2,623	5,047	8,264
Coal	(9)	(9)	72
Base metals	429	522	521
Fertilizer nutrients	79	10	54
Logistics	118	113	116
Others	(226)	(106)	(212)
Total	3,014	5,577	8,815
• INVESTMENTS
In 3Q10, investments, excluding acquisitions, amounted to US$3.081 billion. US$1.902 billion was spent on project execution, US$346 million on research and development (R&D), and US$833 million on the maintenance of existing operations.
Capex — excluding acquisitions — in the first nine months of the year totaled US$7.614 billion, with an increase of 27.7% over the US$5.964 billion invested in the same period of 2009. Our investments continue to reflect the focus on organic growth as the key strategic priority. Of the total disbursement in 9M10, 78.0% was allocated to finance growth, involving project execution and R&D, higher than the average of 73.8% for 2007-2009.
In 3Q10, R&D investments comprised expenditures of US$95 million in mineral exploration, US$58 million in natural gas exploration, US$167 million in conceptual, pre-feasibility and feasibility studies for projects, and US$26 million to develop new processes, technological innovations and adaptation of technologies.
Investments of US$1.165 billion were spent on the bulk materials business, US$702 million on base metals, US$604 million on logistics, US$209 million on power generation, US$204 million on fertilizer nutrients, US$28 million on steel projects and US$170 million on corporate activities and other business segments.
Vale has already delivered three of the projects scheduled to come on stream in the year: (a) Additional 20 Mtpy, a low-cost high-quality iron ore brownfield project at Carajás; (b) TKCSA, a steel slab plant in the state of Rio de Janeiro, Brazil, with a capacity of 5 Mt per year, in which Vale has a 26.87% stake and is the exclusive supplier of iron ore and pellets; (c) Bayóvar, a phosphate rock mine in Peru, with capacity to produce 3.9 Mt per year, which came on stream on time and on budget and is one of the lowest cost phosphate rock mines in the world. In the last two months of 2010, Onça Puma (ferronickel), Tres Valles (copper) and Oman (pellet plant and distribution center) are scheduled to start-up.

US GAAP	3Q10
During 3Q10, we achieved results that reinforced our confidence in the ramp-up of Vale New Caledonia (VNC), which will be the largest operation in the world based on a nickel laterite limonite deposit, with an estimated nominal capacity of 60,000 metric tons per year of nickel contained in nickel oxide and 4,600 metric tons of cobalt as a by-product. Currently the commissioning phase of VNC is almost complete, with repairs and design changes of part of the refinery’s internal columns being made. In order to accelerate cash generation, the resulting nickel and cobalt solution from HPAL will be sold to clients as an intermediate product, nickel hydroxide cake (NHC).
In September, our Board of Directors approved the budget for the Konkola North copper project in Zambia. Konkola North, estimated to be the second-largest known resource in the Zambian Copperbelt, is an open-pit mine, with a nominal production capacity of 45,000 tpy of copper in concentrates. It is part of our 50/50 joint venture12 with ARM in Africa. Project development started in August with total estimated capital expenditure of US$400 million approved by the JV. We estimate an additional US$70 million for investment in corporate social responsibility and potential additional contingencies. The start-up is expected for 2013.
In the first nine months of 2010, Vale spent US$6.37 billion in acquisitions, involving fertilizers (US$5.78 billion), iron ore (US$500 million), and coal (US$92 million) assets.
On September 29, we concluded the acquisition of an additional stake of 20.27% in the equity capital of Vale Fertilizantes for US$1.03 billion. As a consequence of the conclusion of the acquisition, Vale now owns 78.90% of Vale Fertilizantes, which corresponds to 99.81% of its common shares and 68.24% of preferred shares.
Over the last few months, we took major steps towards the implementation of the strategy of building efficient and integrated logistics infrastructure to support operational expansion. These moves will allow us to achieve high standards of excellence in our operations, following the successful model we have developed in our operations in Brazil.
On September 21, we exercised an option to purchase a 51% stake in Sociedade de Desenvolvimento do Corredor do Norte SA (SDCN) for US$21 million. This acquisition will facilitate the creation of a world-class logistics infrastructure to support our operations in Central and Eastern Africa. We will invest in the capacity expansion of the Nacala logistics corridor, through the rehabilitation of the existing SDCN railroads in Malawi and Mozambique and the construction of railway links needed to carry the output of Moatize to a new deep water maritime terminal in Nacala, which is to be built by Vale as well.
On August 26, we obtained the concession for a Ferrosur 756-kilometer railroad stretch in Argentina which is very important for the success of the Rio Colorado potash project and our strategy to become a leading global player in the fertilizer business.
Lastly, we entered into contracts with the government of Liberia for the construction of an integrated railway-port system for transporting iron ore output from Simandou, in Guinea. Simandou is one of the best undeveloped iron ore deposits in the world in terms of size and quality and the logistics corridor will allow the transportation of up to 50 Mtpy of iron ore by the end of the decade to our maritime terminal in the coast of Liberia. The initial phase will start production in 2012 with 2 Mtpy and will be ramped up to reach 15 Mtpy in 2014.
In 9M10, Vale spent US$1.498 billion on logistics. US$766 million were allocated to railroads and ports to support our mining operations, US$622 million to iron ore shipping and US$110 million to the general cargo logistics business.

[12]
The JV controls the project, currently with 100% of the equity. Zambia Consolidated Copper Mines Limited (ZCCM) has options to acquire from 5% to 20% of the project equity from the JV. The strategic partnership with the Zambian state-owned company is aligned with our strategy to preserve long-term partnerships with key local players to support the implementation of greenfield projects.

US GAAP	3Q10
Table 7 — TOTAL INVESTMENT BY CATEGORY

US$ million	3Q09%		2Q10%		3Q10%
Organic growth	1,704	78.5	1,968	82.9	2,248	73.0
Projects	1,439	66.3	1,694	71.3	1,902	61.7
R&D	265	12.2	273	11.5	346	11.2
Stay-in-business	466	21.5	407	17.1	833	27.0
Total	2,170	100.0	2,375	100.0	3,081	100.0
Table 8 — TOTAL INVESTMENT BY BUSINESS AREA

US$ million	3Q09%		2Q10%		3Q10%
Bulk materials	641	29.5	806	33.9	1,165	37.8
Ferrous minerals	501	23.1	628	26.4	948	30.8
Coal	140	6.4	178	7.5	217	7.0
Base metals	740	34.1	655	27.6	702	22.8
Fertilizer nutrients	—	—	174	7.3	204	6.6
Logistics	420	19.4	422	17.8	604	19.6
Power generation	243	11.2	164	6.9	209	6.8
Steel	43	2.0	41	1.7	28	0.9
Others	83	3.8	113	4.8	170	5.5
Total	2,170	100.0	2,375	100.0	3,081	100.0
•	DEBT INDICATORS
The powerful cash flow has been allowing us to deal with the financing of growth initiatives, the aspirations of our shareholders for cash returns in the short-term and the maintenance of a sound balance sheet.
This year, alongside investments of US$14.0 billion in the first nine months, we are returning US$5.0 billion to shareholders while simultaneously strengthening the balance sheet.
Total debt was US$25.267 billion as of September 30, 2010, with average maturity of 9.6 years and average cost of 5.25% per year, with net debt(c) at US$15.544 billion.
Cash holdings increased to US$9.723 billion from US$6.235 billion, mainly due to the outstanding performance of the operational cash flow.
In September 2010, we issued US$1 billion of a 10-year note due in 2020 with coupon rate of 4.625% per year and a spread of 210 basis points over U.S. Treasuries resulting in a yield to maturity of 4.748%. We also reopened the 2039@6.875% per year notes, raising US$750 million, at a spread of 235 basis points over U.S. Treasuries and yield to maturity of 6.074%.
As part of the funding strategy, we have entering into contracts with official credit institutions from several countries involving long-term financing of our mining and logistics projects. Over the last couple of months, we celebrated two agreements: (a) with the Export-Import Bank of China and the Bank of China for a credit line of up to US$1.229 billion to finance 80% of the value of the acquisition of 12 very large ore carriers for iron ore shipping; (b) with the Export Development Canada (EDC), involving a credit line of US$1 billion for financing our capital expenditure related to Canadian export projects and Canadian procurement.
Debt leverage, as measured by total debt/LTM adjusted EBITDA(d) ratio, fell to 1.3x on September 30, 2010 from 1.8x on June 30, 2010 and 2.2x on September 30, 2009.
The total debt/enterprise value(e) ratio fell to 14.4% on September 30, 2010 from 17.0% on June 30, 2010.

US GAAP	3Q10
Interest coverage, measured by the LTM adjusted EBITDA/LTM interest payment ratio(f), was 18.1x compared to 12.7x on June 30, 2010.
Considering hedge positions, the total debt on September 2010 was composed of 30% of floating interest rates and 70% of fixed interest rates linked debt, while 98% was denominated in US dollars and the remainder in other currencies.
On September 23, 2010, the Board of Directors approved a share buy-back program of up to US$2.0 billion that was fully executed by October 11, 2010. We acquired 21,682,700 common shares, at the average price of US$31.31 per share, and 48,197,700 preferred shares, at the average price of US$27.40 per share, totaling US$2.0 billion and corresponding respectively to 1.67% and 2.45% of the free float of each share class at the launching of the program. The shares acquired are currently being held in treasury.
Table 9 — DEBT INDICATORS

US$ million	3Q09	2Q10	3Q10
Total debt	21,166	23,959	25,267
Net debt	8,146	17,724	15,544
Total debt / adjusted LTM EBITDA (x)	2.2	1.8	1.3
Adjusted LTM EBITDA / LTM interest expenses (x)	8.5	12.7	18.1
Total debt / EV (%)	16.7	17.0	14.4
•	PERFORMANCE OF THE BUSINESS SEGMENTS

•	Bulk materials
•	Ferrous minerals
In 3Q10, shipments of iron ore and pellets reached 78.628 Mt, 13.0% above the previous quarter. This was the third best quarterly performance in our history. Sales volumes of iron ore totaled 68.043 Mt, 15.1% higher than 2Q10, and pellets sales accounted for 10.585 Mt, slightly above 10.478 Mt in 2Q10 and a record high in Vale’s history.
In 9M10, shipments of iron ore and pellets reached 213.873 Mt, with an increase of 19.6% from the amount of 178.851 Mt in 9M09.
The operational problems at the discharge in the Ponta da Madeira maritime terminal were eliminated. In addition, the improved performance of the Carajás railroad and the end of the rainy season in the Amazon region contributed to higher production and more shipments.
China’s participation in our sales increased to 46.0% in 3Q10 from 39.1% in the previous quarter, while Europe’s share fell to 17.6% from 24.4% in 2Q10. This reflects the strong demand coming from China while Europe went through a destocking process. Brazil accounted for 13.0% of volumes sold, from 15.1% in 2Q10, and Japan represented 10.4%, from 9.3% in the previous quarter.
Revenues generated from the sale of iron ore amounted to US$8.724 billion, 60.5% higher than 2Q10. The main factor for this increase was the higher average realized price of US$128.21 per metric ton, 39.5% above the price of US$91.93 per metric ton in 2Q10.
Pellet sales generated revenues of US$2.076 billion, compared to US$1.610 billion in 2Q10. Average sales prices increased 27.6%, to US$196.14 per metric ton from US$153.66.

US GAAP	3Q10
It is worthwhile noting that reported revenues for iron ore and pellets are net of the costs of maritime freight, meaning that prices of cost and freight (CFR) sales are comparable to average FOB prices. In 3Q10, Vale sold 25.0 million metric tons of iron ore and pellets on a CFR basis, against 13.8 million metric tons in 2Q10.
Volumes of manganese ore sold in 3Q10 decreased to 233,000 metric tons from 345,000 metric tons in 2Q10, due to a stoppage in Azul — our largest manganese mine — for corrective maintenance. Revenues from the sale of manganese ore reached US$67 million, from US$89 million in the previous quarter, with an average realized price of US$285.91 per metric ton.
Sales of ferroalloys amounted to 90,000 metric tons against 105,000 metric tons in 2Q10. They generated revenues of US$160 million, in line with the last quarter, with the average price increasing to US$1,774.27 per metric ton from US$1,523.81 per metric ton in 2Q10.
Sales of ferrous minerals products — iron ore, pellets, manganese, ferroalloys and pig iron — produced total revenues of US$11.040 billion in 3Q10, increasing 50.8% from US$7.321 billion in 2Q10 and achieving the largest figure ever.
The adjusted EBIT margin for the ferrous minerals business increased to 70.3% in 3Q10 in relation to 62.8% in 2Q10.
Adjusted EBITDA in 3Q10 reached US$8.264 billion, with a 63.7% quarter-on-quarter increase. The increase of US$3.217 billion was mainly caused by higher sales prices, which have added US$2.911 billion to the cash flow and by higher sales volumes, with a contribution of US$665 million.
Table 10 — FERROUS MINERALS BUSINESS PERFORMANCE
VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

‘000 metric tons	3Q09%		2Q10%		3Q10%
Americas	9,202	12.6	11,845	17.0	11,646	14.8
Brazil	7,801	10.7	10,521	15.1	10,208	13.0
Steel mills and pig iron producers	7,801	10.7	9,444	13.6	8,991	11.4
JVs pellets	—	—	1,077	1.5	1,217	1.5
USA	73	0.1	—	—	226	0.3
Others	1,328	1.8	1,324	1.9	1,212	1.5
Asia	51,594	70.7	38,612	55.5	51,097	65.0
China	39,838	54.6	27,191	39.1	36,166	46.0
Japan	6,539	9.0	6,470	9.3	8,204	10.4
South Korea	3,012	4.1	2,942	4.2	3,805	4.8
Others	2,205	3.0	2,009	2.9	2,922	3.7
Europe	10,901	14.9	16,966	24.4	13,868	17.6
Germany	3,169	4.3	6,366	9.1	5,637	7.2
United Kingdom	560	0.8	2,827	4.1	1,480	1.9
France	1,670	2.3	712	1.0	1,188	1.5
Belgium	787	1.1	556	0.8	1,004	1.3
Italy	869	1.2	2,568	3.7	1,880	2.4
Others	3,846	5.3	3,937	5.7	2,679	3.4
Rest of the World	1,233	1.7	2,179	3.1	2,017	2.6
Total	72,930	100.0	69,602	100.0	78,628	100.0

US GAAP	3Q10
OPERATING REVENUE BY PRODUCT

US$ million	3Q09	2Q10	3Q10
Iron ore	3,821	5,435	8,724
Pellet plant operation services	5	8	7
Pellets	412	1,610	2,076
Manganese ore	23	89	67
Ferroalloys	93	160	160
Others	16	19	6
Total	4,370	7,321	11,040
AVERAGE SALE PRICE

US$/ metric ton	3Q09	2Q10	3Q10
Iron ore	57.23	91.93	128.21
Pellets	66.86	153.66	196.14
Manganese ore	94.26	257.97	285.91
Ferroalloys	1,430.77	1,523.81	1,774.27
VOLUME SOLD

‘000 metric tons	3Q09	2Q10	3Q10
Iron ore	66,768	59,124	68,043
Pellets	6,162	10,478	10,585
Manganese ore	244	345	233
Ferroalloys	65	105	90
•	Coal
Revenues from sales of coal products reached a record of US$217 million in 3Q10, showing an increase of 17.3% over the US$185 million in 2Q10. The better performance was due to higher selling prices. Revenues from shipments of thermal coal were US$113 million and US$104 million from metallurgical coal.
Despite the record level of coal production in 3Q10, sales volumes dropped, reaching 1.704 Mt against 2.245 Mt in 2Q10. The asymmetry between output and sales performance was due to the temporary lack of railroad and port availability in Australia to transport the larger volumes of production. In 3Q10 we sold 1.139 Mt of thermal coal — vs. 1.390 Mt in 2Q10 — and 565,000 metric tons of metallurgical coal — vs. 855,000 metric tons in 2Q10.
The average sale price of metallurgical coal in 3Q10 was US$184.60 per metric ton, 39.8% higher than 2Q10, and US$98.73 per metric ton for thermal coal against US$52.05 per metric ton in the previous quarter.
The increase in sales prices reflects a strong demand for coal and the result of the switch to a quarterly pricing system, a move made simultaneously to the changes in iron ore pricing, and which reflects market conditions more accurately.
Adjusted EBTIDA for the coal business reached US$72 million, marking a return to positive cash generation after five quarters.
Table 11 — COAL BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	3Q09	2Q10	3Q10
Thermal coal	56	72	113
Metallurgical coal	82	113	104
Total	138	185	217

US GAAP	3Q10
AVERAGE SALE PRICE

US$/ metric ton	3Q09	2Q10	3Q10
Thermal coal	67.42	52.05	98.73
Metallurgical coal	93.47	132.03	184.60
VOLUME SOLD

‘000 metric tons	3Q09	2Q10	3Q10
Thermal coal	837	1,390	1,139
Metallurgical coal	872	855	565
Table 12 — BULK MATERIALS: SELECTED FINANCIAL INDICATORS

	3Q09	2Q10	3Q10
Adjusted EBIT margin (%)
Bulk materials	50.6	60.6	68.8
Ferrous minerals	53.0	62.8	70.3
Coal	(23.2)	(25.9)	(4.6)
Adjusted EBITDA (US$ million)
Bulk materials	2,614	5,038	8,336
Ferrous minerals	2,623	5,047	8,264
Coal	(9)	(9)	72
•	Base metals
Total revenues from sales of base metals reached US$1.919 billion, US$183 million higher than in 2Q10. The increase in shipments of almost all products (US$194 million) was partially offset by the decrease in average realized prices (US$11 million).
The Canadian nickel operations were returning to normalcy during 3Q10 and are expected to reach full capacity in 4Q10. Mining as well as smelting and refining operations at Sudbury, the precious metals plant of Port Colborne, and Voisey’s Bay mining and processing operations were ramped up. The 3Q10 numbers already showed some improvement in nickel and copper sales, but the bulk of sales growth of nickel and its by-products should be reflected in the 4Q10 report.
Sales of nickel generated revenues of US$891 million, against US$820 million in 2Q10. Total shipments of finished nickel reached 42,000 metric tons in 3Q10, increasing by 16.7% against 2Q10. Sales to Asia amounted to 30,000 metric tons, representing 72.6% of the total volume, showing a slight reduction from the 74.0% in 2Q10. North America was responsible for 17.2%, and Europe 8.6%.
Average nickel sales prices fell to US$21,366 per metric ton from US$22,732 in 2Q10, but this effect was more than offset by the higher volumes sold.
Copper revenues amounted to US$395 million, compared with US$233 million in 2Q10. The major reasons for this increase were the 44.7% increase in volumes sold, resulting from the rise in Canadian production, and the 17.0% rise in sales prices.
The average sales price was US$7,153 per metric ton in 3Q10, below the US$6,112 for 2Q10. Copper shipments reached 55,000 metric tons, well above the volume shipped in 2Q10, at 38,000 metric tons.
The PGMs produced revenues of US$10 million, against US$14 million in 2Q10, influenced by the lower platinum price, which reached US$1,552 per troy ounce this quarter, falling 4.7% in relation to 2Q10. Revenues from cobalt sales were US$4 million, remaining at the same level as in 2Q10 at US$5 million.
Revenues from sales of bauxite, alumina and aluminum were US$609 million, against US$655 million in 2Q10. The decrease was determined mainly by lower prices and lower aluminum volumes.

US GAAP	3Q10
The average sale price of aluminum was US$1,990 per metric ton in 3Q10 against US$2,179 in 2Q10, and the price of alumina, which is mostly indexed to the metal price, also decreased to US$272.15 per metric ton in 3Q10 from US$286.93 in 2Q10.
Shipments of aluminum totaled 97,000 metric tons, compared with 112,000 metric tons recorded in 2Q10. Sales of alumina amounted to 1.422 million metric tons, a record level.
Since 3Q08, the performance of base metals was severely impacted by downward price volatility, higher energy prices and the contraction in production and sales due to the strike in Canada. However, EBIT margin of 3Q10 edged up to 11.7% from 7.8% in 2Q10, being the highest since 3Q08. We expect the performance of base metals to continue to improve due to lower costs, resulting from efforts made over the last couple of years, and rising production.
Adjusted EBITDA for base metals in 3Q10 was US$521 million, slightly lower than US$522 million in 2Q10. Higher sales volumes (US$139 million) were more than offset by an increase in SG&A and other expenses (US$67 million), an increase in costs (US$34 million), lower average sales prices (US$28 million) and currencies effects (US$11 million).
Table 13 — BASE METALS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	3Q09	2Q10	3Q10
Nickel	963	820	891
Copper	295	233	395
PGMs	28	14	10
Precious metals	4	9	10
Cobalt	10	5	4
Aluminum	207	245	215
Alumina	322	404	387
Bauxite	1	6	7
Total	1,830	1,736	1,919
AVERAGE SALE PRICE

US$/ metric ton	3Q09	2Q10	3Q10
Nickel	18,000.61	22,731.51	21,366.16
Copper	5,849.94	6,112.22	7,153.24
Platinum (US$/oz)	1,327.66	1,626.27	1,551.85
Cobalt (US$/lb)	13.68	12.76	13.61
Aluminum	1,798.25	2,178.57	1,989.69
Alumina	247.12	286.93	272.15
Bauxite	27.03	31.75	34.31
VOLUME SOLD

‘000 metric tons	3Q09	2Q10	3Q10
Nickel	53	36	42
Copper	50	38	55
Precious metals (oz)	23	110	199
PGMs (oz)	42	15	11
Cobalt (metric ton)	332	178	134
Aluminum	114	112	97
Alumina	1,303	1,408	1,422
Bauxite	37	189	204
SELECTED FINANCIAL INDICATORS

	3Q09	2Q10	3Q10
Adjusted EBIT margin (%)	2.6	7.8	11.7
Adjusted EBITDA (US$ million)	429.0	522.0	521.0

US GAAP	3Q10
•	Fertilizer nutrients
Total revenues from fertilizer nutrients increased to US$801 million in 3Q10 from US$210 million in the last quarter. This change was mainly due to the full-quarter accounting in 3Q10 of phosphates and nitrogen acquired operations against only one month for 2Q10.
Revenues from potash sales reached US$87 million in 3Q10, with a 58.2% quarter-on-quarter increase. Sales volumes climbed to 217,000 metric tons in 3Q10 from 133,000 in 2Q10, reflecting mostly the seasonal behavior of the market for potash in Brazil, where demand is usually stronger in the second half of the year. Higher sales volumes were responsible for growth in revenues, since average sales prices fell 3.1% when compared to 2Q10.
Revenues from phosphates products amounted to US$573 million. Total shipments of MAP totaled 351,000 metric tons (t), TSP 277,000 t, SSP 771,000 t, and DAP 133,000 t.
Sales of nitrogen fertilizers increased to US$131 million in this quarter, while sales of other related products amounted to US$10 million in 3Q10.
After a downward trend started in late 2008, as a consequence of the global financial shock, prices of fertilizers are beginning to reverse. Prices of phosphates, such as TSP, are already climbing, while potash prices had stabilized after a significant fall. Given the end of destocking, the rising prices of grains and the resulting improvement of farmer’s profitability, we expect a stronger demand for fertilizers and higher prices in the near future.
In this quarter, we concluded the fair value inventory adjustment of the fertilizer assets acquired in the last quarter, so the 4Q10 fertilizers figures will suffer no accounting adjustments.
The EBIT margin of the fertilizer nutrients business improved to -2.0% from -6.3% in 2Q10. The operating margin was negatively affected by the above mentioned inventory adjustment, the ramp-up of Bayóvar and the impact of higher sulfur prices, an important cost component. If the effect of inventory adjustment of US$73 million — a non-recurring charge — described in the “Costs” section is excluded, the operating margin would be 7.7%.
Adjusted EBITDA for fertilizer nutrients reached US$54 million in 3Q10 against US$10 million in 2Q10. Excluding the effect of inventory adjustment, adjusted EBITDA would total US$127 million.
Table 14 — FERTILIZER NUTRIENTS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	3Q09	2Q10	3Q10
Potash	118	55	87
Phosphates	—	107	573
Nitrogen	—	35	131
Others	—	13	10
Total	118	210	801
AVERAGE SALE PRICE

US$/ metric ton	3Q09	2Q10	3Q10
Potash	515	414	401
Phosphates
MAP	—	469	486
TSP	—	370	386
SSP	—	185	218
DCP	—	509	558
Nitrogen	—	400	393

US GAAP	3Q10
VOLUME SOLD

‘000 metric tons	3Q09	2Q10	3Q10
Potash	229	133	217
Phosphates
MAP	—	47	351
TSP	—	71	277
SSP	—	215	771
DCP	—	37	133
Nitrogen	—	88	335
SELECTED FINANCIAL INDICATORS

	3Q09	2Q10	3Q10
Adjusted EBIT margin (%)	46.5	(6.3)	(2.0)
Adjusted EBITDA (US$ million)	79	10	54
In 2Q10, only one month figures were accounted for phosphates, nitrogen and others.
•	Logistics services
Logistics services produced revenues of US$407 million in 3Q10, in line with the previous quarter and 28.0% higher than 3Q09.
Revenues with rail transportation of general cargo were US$308 million, versus US$301 million in 2Q10.
Vale railroads — Carajás (EFC), Vitória a Minas (EFVM), Norte-Sul (FNS) and Centro-Atlântica (FCA) — transported 7.050 billion ntk13 of general cargo for clients in 3Q10, a quarter-on-quarter increase of 3.1%. This was explained by the rise of 18.6% in volumes of agricultural products transported.
The main cargoes carried by our railroads in 3Q10 were agricultural products (50.9%), steel industry inputs and products (36.8%), fuels (2.1%), building materials and forestry products (1.6%), and others (7.2%).
Port services revenues reached US$99 million, against US$106 million in 2Q10.
Our ports and maritime terminals handled 7.010 Mt of general cargo, a volume slightly lower than the 7.108 million for 2Q10. Volumes were negatively impacted by the slower activity in the Brazilian steel industry only partially offset by the larger volumes of agricultural products.
In 3Q10, adjusted EBIT margin was 18.2%, almost equal to the figure for 2Q10, of 18.3%.
Adjusted EBITDA attained US$116 million in 3Q10, compared to US$113 million in 2Q10.
Table 15 — LOGISTICS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	3Q09	2Q10	3Q10
Railroads	239	301	308
Ports	79	106	99
Total	318	407	407
VOLUME SOLD

‘000 metric tons	3Q09	2Q10	3Q10
Railroads (million ntk)	5,778	6,838	7,050

[13]	Ntk=net ton kilometer

US GAAP	3Q10
SELECTED FINANCIAL INDICATORS

	3Q09	2Q10	3Q10
Adjusted EBIT margin (%)	26.7	18.3	18.2
Adjusted EBITDA (US$ million)	118.0	113.0	116.0
• FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance / SEC Reports.
• CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on October 28, 2010, at 12:00 p.m. Rio de Janeiro time, 10:00 am New York Eastern Time, 3:00 p.m. London Time, 4:00 p.m. Paris Time. To connect the webcast, please dial:
Participants from Brazil: (55 11) 4688-6341
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412) 858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/Investors. A recording will be available on Vale’s website for 90 days from October 28, 2010.

US GAAP	3Q10
IFRS — RECONCILIATION WITH USGAAP
Since December 2007, significant modifications have been made to Brazilian GAAP as part of a Convergence project with International Financial Reporting Standards (IFRS). By the end of 2010, the convergence of the full year financial statements will be completed and therefore the IFRS will be the accounting standard adopted in Brazil. During the intermediate periods of 2010, we already adopted all pronouncements issued by the Brazilian Accounting Practice Committee (CPC) which are in conformity with the IFRS.
The net income reconciliation between the 3Q10 net income according to Brazilian rules (in conformity with the IFRS) and USGAAP is as follows:
NET INCOME RECONCILIATION

US$ million	3Q10
Net income CPC / IFRS	6,041
Depletion of assets on business acquired	(43)
Income tax	(2)
Pension plan	49
Other adjustments	(7)
Net income US GAAP	6,038
Depletion of assets on business acquired: Refers to additional depletion of the adjustments to fair value of property, plant and equipment on business acquired before the new rules issued by CPC in respect of business combinations. This difference will cease by the end of the useful life of these assets.
Pension Plan: This adjustment reflects the return on the overfunded plans, which under IFRS are only recorded if there is a clear evidence of their realization.
Other adjustments: Refers basically to the adjustment to present value of interest on mandatorily convertible notes due to the bifurcation approach.
Income tax: Income tax related to the previously described adjustments.

US GAAP	3Q10
•	ANNEX 1 — FINANCIAL STATEMENTS
Table 16 — INCOME STATEMENTS

US$ million	3Q09	2Q10	3Q10
Gross operating revenues	6,893	9,930	14,496
Taxes	(187)	(272)	(394)
Net operating revenue	6,706	9,658	14,102
Cost of goods sold	(3,591)	(4,122)	(5,113)
Gross profit	3,115	5,536	8,989
Gross margin (%)	46.5	57.3	63.7
Selling, general and administrative expenses	(289)	(343)	(418)
Research and development expenses	(231)	(189)	(216)
Others	(302)	(374)	(519)
Operating profit	2,293	4,630	7,836
Financial revenues	98	69	56
Financial expenses	(430)	(514)	(741)
Gains (losses) on derivatives, net	341	(112)	500
Monetary variation	119	66	257
Gains on sale of affiliates	73	—	—
Discontinued operations	—	(6)	8
Tax and social contribution (Current)	(696)	(609)	(2,589)
Tax and social contribution (Deferred)	(230)	(52)	443
Equity income and provision for losses	155	283	305
Minority shareholding participation	(46)	(50)	(37)
Net earnings	1,677	3,705	6,038
Earnings per share (US$)	0.32	0.70	1.15
Diluted earnings per share (US$)	0.31	0.70	1.13
Table 17 — FINANCIAL RESULTS

US$ million	3Q09	2Q10	3Q10
Gross interest	(206)	(273)	(337)
Debt with third parties	(206)	(272)	(334)
Debt with related parties	—	(1)	(3)
Tax and labour contingencies	(19)	(54)	(46)
Others	(205)	(187)	(358)
Financial expenses	(430)	(514)	(741)
Financial income	98	69	56
Derivatives	341	(112)	500
Exchange and monetary gain (losses), net	119	66	257
Financial result, net	128	(491)	72
Table 18 — EQUITY INCOME BY BUSINESS SEGMENT

US$ million	3Q09%		2Q10%		3Q10%
Ferrous minerals	88	56.8	249	88.0	304	99.7
Coal	21	13.5	14	4.9	(31)	(10.2)
Non-ferrous minerals	10	6.5	(17)	(6.0)	18	5.9
Logistics	34	21.9	24	8.5	26	8.5
Steel	2	1.3	13	4.6	(12)	(3.9)
Total	155	100.0	283	100.0	305	100.0

US GAAP	3Q10
Table 19 — BALANCE SHEET

US$ million	9/30/2009	6/30/2010	9/30/2010
Assets
Current	23,148	25,039	31,489
Long-term	7,494	7,571	9,003
Fixed	70,115	78,193	84,803
Total	100,757	110,803	125,295
Liabilities
Current	8,743	12,213	15,017
Long term	32,670	34,894	38,131
Shareholders’ equity	59,344	63,696	72,147
Paid-up capital	24,232	27,516	27,046
Reserves	29,511	31,761	41,341
Non controlling interest	2,798	3,485	2,826
Mandatory convertible notes	2,803	934	934
Total	100,757	110,803	125,295

US GAAP	3Q10
Table 20 — CASH FLOW

US$ million	3Q09	2Q10	3Q10
Cash flows from operating activities:
Net income	1,723	3,755	6,075
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	721	748	696
Dividends received	—	199	283
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(155)	(283)	(305)
Deferred income taxes	230	52	(443)
Loss on sale of property, plant and equipment	93	48	229
Gain on sale of investment	(73)	6	(8)
Exchange and monetary losses	(184)	(20)	(150)
Net unrealized derivative losses	(329)	223	(403)
Net interest payable	24	(13)	225
Others	59	(17)	(17)
Decrease (increase) in assets:
Accounts receivable	(373)	(1,608)	(776)
Inventories	441	(130)	(441)
Recoverable taxes	(272)	(78)	142
Others	(93)	(60)	(467)
Increase (decrease) in liabilities:
Suppliers	(108)	385	876
Payroll and related charges	128	127	160
Income tax	522	357	1,093
Others	140	(15)	110
Net cash provided by operating activities	2,494	3,676	6,879
Cash flows from investing activities:
Short term investments	(1,562)	12	—
Loans and advances receivable	(117)	10	(18)
Guarantees and deposits	(24)	(47)	(27)
Additions to investments	(712)	(23)	—
Additions to property, plant and equipment	(1,645)	(2,236)	(3,852)
Proceeds from disposals of investment	171	—	—
Net cash used to acquire subsidiaries	(802)	(5,234)	(1,018)
Net cash used in investing activities	(4,691)	(7,518)	(4,915)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	49	19	17
Loans	(135)	3	7
Long-term debt	1,086	469	2,017
Mandatorily convertibles	934	—	—
Repayment of long-term debt	(97)	(133)	(1,288)
Treasury stock	1	—	(341)
Transactions of noncontrolling interest	—	—	660
Interest attributed to shareholders	—	(1,250)	—
Dividends to minority interest	—	(58)	—
Net cash used in financing activities	1,838	(950)	1,072
Increase (decrease) in cash and cash equivalents	(359)	(4,792)	3,036
Effect of exchange rate changes on cash and cash equivalents	625	(97)	452
Cash and cash equivalents, beginning of period	8,192	11,124	6,235
Cash and cash equivalents, end of period
Interest on short-term debt	(1)	—	(2)
Interest on long-term debt	(236)	(298)	(242)

US GAAP	3Q10
•	ANNEX 2 — VOLUMES SOLD, PRICES AND MARGINS
Table 21 — VOLUME SOLD BY PRODUCT

‘000 metric tons	3Q09	2Q10	3Q10
Iron ore	66,768	59,124	68,043
Pellets	6,162	10,478	10,585
Manganese ore	244	345	233
Ferroalloys	65	105	90
Thermal coal	837	1,390	1,139
Metallurgical coal	872	855	565
Nickel	53	36	42
Copper	50	38	55
Precious metals (oz)	23	110	199
PGMs (oz)	42	15	11
Cobalt (metric ton)	332	178	134
Aluminum	114	112	97
Alumina	1,303	1,408	1,422
Bauxite	37	189	204
Potash	229	133	217
Phosphates
MAP	—	47	351
TSP	—	71	277
SSP	—	215	771
DCP	—	37	133
Nitrogen	—	88	335
Railroads (million ntk)	5,778	6,838	7,050
Table 22 — AVERAGE SALE PRICES

US$/ton	3Q09	2Q10	3Q10
Iron ore	57.23	91.93	128.21
Pellets	66.86	153.66	196.14
Manganese ore	94.26	257.97	285.91
Ferroalloys	1,430.77	1,523.81	1,774.27
Thermal coal	67.42	52.05	98.73
Metallurgical coal	93.47	132.03	184.60
Nickel	18,000.61	22,731.51	21,366.16
Copper	5,849.94	6,112.22	7,153.24
Platinum (US$/oz)	1,327.66	1,626.27	1,551.85
Cobalt (US$/lb)	13.68	12.76	13.61
Aluminum	1,798.25	2,178.57	1,989.69
Alumina	247.12	286.93	272.15
Bauxite	27.03	31.75	34.31
Potash	515.28	413.53	400.92
Phosphates
MAP	—	468.89	485.65
TSP	—	370.25	386.40
SSP	—	185.33	217.78
DCP	—	508.78	558.06
Nitrogen	—	399.65	393.05

US GAAP	3Q10
Table 23 — OPERATING MARGINS BY SEGMENT (EBIT ADJUSTED MARGIN)

%	3Q09	2Q10	3Q10
Bulk materials
Ferrous minerals	53.0	62.8	70.3
Coal	(23.2)	(25.9)	(4.6)
Base metals	2.6	7.8	11.7
Fertilizer nutrients	46.5	(6.3)	(2.0)
Logistics	26.7	18.3	18.2
Total	34.2	47.9	55.6

US GAAP	3Q10
•	ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBIT

US$ million	3Q09	2Q10	3Q10
Net operating revenues	6,706	9,658	14,102
COGS	(3,591)	(4,122)	(5,113)
SG&A	(289)	(343)	(418)
Research and development	(231)	(189)	(216)
Other operational expenses	(302)	(374)	(519)
Adjusted EBIT	2,293	4,630	7,836
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

US$ million	3Q09	2Q10	3Q10
Operational cash flow	2,494	3,676	6,879
Income tax	696	609	2,589
FX and monetary losses	65	(46)	(107)
Financial expenses	(33)	570	(40)
Net working capital	(385)	1,022	(697)
Other	177	(254)	191
Adjusted EBITDA	3,014	5,577	8,815
(c) Net debt
RECONCILIATION BETWEEN Total debt AND NET DEBT

US$ million	3Q09	2Q10	3Q10
Total debt	21,166	23,959	25,267
Cash and cash equivalents	13,020	6,235	9,723
Net debt	8,146	17,724	15,544
(d) Total debt / LTM Adjusted EBITDA

US$ million	3Q09	2Q10	3Q10
Total debt / LTM Adjusted EBITDA (x)	2.2	1.8	1.3
Total debt / LTM operational cash flow (x)	1.8	2.7	1.9
(e) Total debt / Enterprise value

US$ million	3Q09	2Q10	3Q10
Total debt / EV (%)	16.70	16.95	14.36
Total debt / total assets (%)	21.01	21.62	20.17
Enterprise value = Market capitalization + Net debt
(f) LTM Adjusted EBITDA / LTM interest payments

US$ million	3Q09	2Q10	3Q10
LTM adjusted EBITDA / LTM interest payments (x)	8.53	12.73	18.07
LTM operational profit / LTM interest payments (x)	6.12	9.45	14.57

US GAAP	3Q10
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: October 27, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations